Exhibit 99.1

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com
24 September 2008
Vedanta Not To Pursue Proposed
Group Restructuring (the “Restructuring”)
The Restructuring announced by Vedanta Resources plc (“Vedanta”) on 9 September 2008 was in direct response to shareholder requests to simplify the current corporate structure and eliminate conflicts of interest.
In view of the recent changes in global financial markets and investor feedback, Vedanta has decided not to pursue the proposed group restructuring.
Vedanta remains committed to simplifying and streamlining its corporate structure in the interests of all shareholders.

For further information, please contact:
Sumanth Cidambi Director — Investor Relations Vedanta Resources plc	sumanth.cidambi@vedanta.co.in Tel: +44 20 7659 4732 / +91 22 6646 1531

Faeth Birch Robin Walker Finsbury	Tel: +44 20 7251 3801
About Vedanta Resources plc
Vedanta Resources plc (“Vedanta”) is a London listed FTSE 100 diversified metals and mining major. The group produces aluminium, copper, zinc, lead, iron ore and commercial energy. Vedanta has operations in India, Zambia and Australia and a strong organic growth pipeline of projects. With an empowered talent pool of 29,000 employees globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of entrepreneurship, excellence, trust, inclusiveness and growth. For more information visit www.vedantaresources.com
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.